713.332.8475 (Direct)
terry.sanford@carriageservices.com
May 29, 2009
Via Electronic Filing: Label: Corresp
Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Carriage Services, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 10, 2009 File No. 001-11961
Dear Ms. Murphy:
On behalf of Carriage Services, Inc. (which I refer to as “we” or the “Company”), I am responding to comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter to Melvin C. Payne, Chief Executive Officer of the Company dated May 15, 2009. Your comments and questions have been duplicated for your convenience directly above our responses.
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 14
1.	In future filings, please discuss more specifically the factors the compensation committee considers in determining compensation and explain how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. For example, when determining base salaries, we note that you consider the executive’s duties and experience, the levels of responsibility of the executive and compensation levels within other companies in the service sector of comparable revenue size.

3040 Post Oak Boulevard Suite 300     Houston, Texas 77056     Phone (713) 322-8475

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
May 29, 2009

RESPONSE:

In future filings, we will describe more specifically the factors the Compensation Committee considered in determining the amount and form of compensation awarded to each named executive officer. Further, we will identify how each element of compensation was calculated and how the amounts of the awards fit into the Company’s compensation program objectives.

2.	We note that annual cash bonuses are tied to the achievement of specified performance targets. In future filings, please disclose the performance targets set for the achievement of bonus payments. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

RESPONSE:

In future filings, we will disclose the performance targets set for the achievement of bonus payments.
Base Salaries, page 15
3.	We note the statement that the Compensation Committee did not change Mr. Payne’s base salary, or the base salary of any other NEO other than Mr. Sanford. Please advise in relation to the information disclosed on page 18.

RESPONSE:

On page 15, the statements read: “During 2008, the Compensation Committee did not change Mr. Payne’s base salary, which remained at $500,000. Base salaries for the other Named Executive Officers did not change during 2008 except for Mr. Sanford, who received an increase from $190,000 to $250,000 as a result of his promotion to Senior Vice President and Chief Financial Officer.” The information disclosed on page 18 includes the salaries of the named executive officers for the years 2007 and 2008. The salaries for each of the Named Executive Officers are higher in 2008 in relation to 2007. The reason for increases were base salary increases during the year 2007. With respect to Mr. Payne, his base salary was

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
May 29, 2009

$415,000 at the beginning of 2007 and was increased to the annualized amount of $500,000 in August 2007, as disclosed in the prior year filing, and where it remained throughout 2008. With respect to Mr. Dodds, his base salary was $206,000 at the beginning of 2007 and was increased to the annualized amount of $240,000 during 2007, where it remained throughout 2008. With respect to Mr. Green, his base salary was $180,000 at the beginning of 2007 and was increased to the annualized amount of $270,000 during 2007, where it remained throughout 2008. With respect to Mr. Klug, his base salary was $200,000 at the beginning of 2007 and was increased to the annualized amount of $240,000 during 2007, where it remained throughout 2008.
In connection with responding to your comments we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 713.332.8475 if you should have any questions or comments with regard to these responses.

Very truly yours,

By:	/s/ Terry E. Sanford

Terry E. Sanford
Senior Vice President and Chief Financial Officer

cc:	Mr. L. William Heiligbrodt, Chairman of the Compensation Committee
Mr. Melvin C. Payne, Chief Executive Officer
Mr. J. Bradley Green, Sr. Vice President and General Counsel
Mr. Ty W. Moore, KPMG LLP